

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

May 22, 2007

Via Facsimile (817) 878-9753 and U.S. Mail

C. William Blair
Kelly Hart & Hallman LLP
201 Main Street, Suite 2500
Fort Worth, TX 76102

**Re: Amrecorp Realty Fund II
         Schedule TO-T filed on May 10, 2007 by Robert J. Werra
         Schedule 13E-3 filed on May 10, 2007 by Robert J. Werra
         SEC File No. 5-54793**

Dear Mr. Blair:

The staff in the Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. Our review is focused on ensuring compliance with the disclosure requirements of Schedule 13E-3 and the tender offer rules.

Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

All defined terms used in this letter have the same meaning as in the offer to purchase, unless otherwise indicated. Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filings generally.

Schedule 13E-3

1.   File the appraisal report dated January 2, 2007 prepared by Deverick & Associates as an exhibit to the Schedule. See Item 1016(c) of Regulation M-A. In the Offer to Purchase (on page 7) you state that the appraisal report is attached as an exhibit to the Schedule TO-T filed in connection with this offer, but we are unable to locate it there.

2.   In addition to the appraisal by Deverick & Associates, file any other written materials prepared and presented to you or your affiliates (including the

Partnership) that are materially related to this going private transaction. If other written materials were provided to you but you determine that filing is not required, please explain why in your response letter filed via EDGAR accompanying your amended filings.

Offer to Purchase

3.	Please generally amend and update the disclosure throughout the offer materials to reflect the revised offer price of $105 per unit in the modified competing tender offer by MacKenzie Patterson and other associated bidders. In addition to simply disclosing the existence of the higher offer, we believe its existence will also require you to reexamine related disclosure throughout the offer materials. For example, your finding of fairness should be revised to take into account the fact that a higher offer has now been made for these units.

4.	See our last comment above. Revise the offer materials generally to reflect the fact that you have received an offer for Chimney Square of $5,600,000, which yields a per unit distribution amount (net of Partnership liabilities) of $106 per unit. As indicated in the last comment, the disclosure throughout the offer materials should be revised as applicable to discuss the existence of this offer and the potentially higher distribution figure it would yield, in particular as to how it affects your finding of fairness. In addition, revise the Offer to Purchase to prominently disclose the material terms of this offer to purchase Chimney Square.

Summary Term Sheet

5.	Describe the accounting treatment of the tender offer, or explain why this information is not material in the context of this offer. See Item 1001(a)(1)(xi).

Special Factors, page 6

6.	Acquiring the "entire equity interest in the Partnership" is a generic statement that does satisfy your obligation to describe the reasons for the transaction under Item 1013(a) of Regulation M-A. The other reasons you cite relate to limited partners only; none describe the general partner's motivations from an individual perspective. Please revise.

7.	You state that you commenced this tender offer because of the MacKenzie Patterson offer at the initial $90 per unit price. However, what is the reason for the new *structure* of your going private transaction? See Item 1013(b) of Regulation M-A. Why did the existence of the MacKenzie Patterson offer cause you to abandon the consent solicitation in favor of this tender offer?

8.	See our comment above. The disclosure in the last sentence of the third paragraph on page 6 is now incorrect, since you state there that you have not received any offers for the Partnership property other than from Everest Management. Please revise.

9.   Refer to the disclosure on page 6, where you discuss your plans for Chimney Square if you purchase all of the outstanding units in this tender offer.

Valuation of the Units, page 7

10. The Deverick & Associates appraisal must be summarized in considerable detail in the offer materials. See Item 1015(b) of Regulation M-A. Referencing a "brief summary" in another filing does not satisfy your obligation pursuant to that Item.

11. In revising the Offer to Purchase to provide the summary of the appraisal from Deverick & Associates, please consider and respond to the prior comments relating to that report we issued in our prior comment letter on your proxy solicitation.

Fairness of the Offer, page 8

12. See our comments above concerning the need to update the fairness discussion to address: (i) the revised tender offer price in the MacKenzie Patterson offer, which is higher than the per unit price you are offering; and (ii) the recent offer to purchase Chimney Square at a price which would yield a higher price of $106 per unit. This section must be revised to specifically discuss how you can continue to make the determination that the offer is fair, in light of these developments. Of course, if you can longer say the offer is fair, you should revise the offer materials to so state.

Closing Comments

Please revise your filings to comply with the comments above. If you do not agree with a comment, tell us why in a supplemental response letter that you should file via EDGAR as correspondence. The letter should note the location in your amended disclosure document of changes made in response to each comment or otherwise.

Given the nature of the revisions to the Offer to Purchase that we believe will be required as a result of our comments above, we believe revised offer materials should be disseminated to unit holders. This in turn may additionally require an extension of the offer period. Please indicate in your response letter how you have disseminated the amended offer materials to limited partners.

In connection with responding to our comments, please provide a written statement from Mr. Robert Werra acknowledging that:

- He is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- Mr. Werra may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We may have additional comments after reviewing your amendment. If you would like to discuss these comments or other matters concerning the tender offer, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions